SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Operating Income of R$119 mm, 121% up year-over-year, and Net Income of R$398 mm in 4Q09

Positive and increasing operating profit for six consecutive quarters; 4Q09 net income still benefited from tax credits

São Paulo, March 11, 2010 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, announces today its results for the fourth quarter of 2009 (4Q09). The following financial and operating information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the fourth quarter of 2008 (4Q08) and third quarter of 2009 (3Q09).
IR Contacts
Leonardo Pereira
Chief Financial Officer and IR
Director
Rodrigo Alves
Raquel Kim
Mario Liao
Investor Relations
ri@golnaweb.com.br
www.voegol.com.br/ir
+55 (11) 2128-4700

Highlights
Conference Calls
• In 4Q09, GOL posted operating income (EBIT) of R$119.2mm, with an operating margin of 7.4%, 121.2% up on the R$53.9mm (margin of 3.5%) recorded in 4Q08 and 20.3% higher than the previous quarter (R$99.1mm, with a margin of 6.6%). The improvement is a result of the Company’s competitive advantages (greater flight frequency between domestic airports, low-cost leader, high indicators of punctuality, regularity, safety, and differentiated client service), as well as increased demand on the domestic and international markets.
Friday
March 12, 2010
Portuguese
12:30 p.m. (Brazil)
10:30 a.m. (US EST)
Phone: +55 (11) 2188-0188
Replay: +55 (11) 2188-0188
Code: GOL
Live webcast:
www.voegol.com.br/ri

• Fourth-quarter net income totaled R$397.8mm, with a margin of 24.6%, versus a loss of R$541.6mm in 4Q08 and income of R$77.9mm in 3Q09. The 4Q09 result benefited from the use of tax credits worth R$352.0mm recognized in income tax and social contribution line, resulting from the fiscal losses generated by VRG, acquired in 2007. This was possible thanks to the Company’s positive and increasing operating profit for the last six consecutive quarters and expectations that this trend will continue in the coming years.
English
11:00 a.m.(Brazil)
9:00 a.m. (US EST)
Phone: +1 (412) 858-4600
(other countries) or
+1 (800) 860-2442 (USA)
Code: GOL
Replay: +1 (412) 317-0088
(other countries) or
+1 (877) 344-7529 (USA)
Code: 437872#
• Operating costs and expenses came to R$1,498.5mm in 4Q09, 0.2% up year-over-year due to non-recurring expenses and provisions of approximately R$73mm, as a result of improvements to its internal controls and higher automation of accounting for new accounting practices adopted since 2009 (BR GAAP and IFRS 11,638), which impacted the cost ex-fuel and R$44 mm considering the total costs.
Live webcast:
www.voegol.com.br/ir

Highlights (R$MM)	4Q09	4Q08	Chg.%	3Q09	Chg.%
Net Revenue	1,617.6	1,548.6	4.5%	1,496.7	8.1%
Operating Costs and Expenses	(1,498.5)	(1,494.8)	0.2%	(1,397.6)	7.2%
Operating Profit	119.2	53.9	121.2%	99.1	20.3%
Operating Margin	7.4%	3.5%	+3.9pp	6.6%	+0.8pp
EBITDAR	290.1	296.5	-2.2%	298.7	-2.9%
EBITDAR Margin	17.9%	19.1%	-1.2pp	20.0%	-2.0pp
Net Income	397.8	(541.6)	nm	77.9	410.7%

• GOL successfully reached its goal with a cash position of R$1.4bn, which strengthened its balance sheet, closing the year with cash and cash equivalents of R$1,441.7mm, equivalent to 23.9% of annual net revenue, 117.5% up on 3Q09 and 143.7% up year-over-year, thanks to a series of initiatives to increase operating cash flow, including the primary private share offering, the debenture issue and the SMILES partnership with Bradesco and Banco do Brasil.

• GOL’s Board of Directors approved today the payment of dividends related to the year of 2009, followed by a capital increase of the Company by the amount equal to the dividends declared. Dividends amounting to R$185.8 mm (R$ 0.70 per share) will be paid over net revenue of R$858.5 mm, according to Brazilian GAAP (BR GAAP 11,638), net of legal reserve and accumulated losses in 2008.

The capital increase aims to ensure the right of shareholders to receive dividends on annual net income, while fulfilling the financial goals of GOL.

By means of this mechanism, the Company expects to achieve the following objectives:

• Ensure that shareholders receive dividends on annual net income, without failing to comply with the commitment to these same shareholders to strengthen the Company’s balance sheet, in order to: (i) maintain cash and cash equivalents of at least 20% of net revenue in the last 12 months; (ii) increase operating margins in 2010; and (iii) continue to improve financial leverage indicators.

• Given that this is a private share offering, the Company’s cash position can be rebuilt without diluting the holdings of those existing shareholders who make use of their dividend payment to participate in the capital increase.

• A strengthened financial position is absolutely essential if the Company is to execute its growth plan, avoiding short-term risks associated with capital market volatility while sat the same time improving its bargaining power with partners, financial institutions and suppliers.

The Company highlights that the net revenue of 2009, already represents a reversal of approximately 2/3 of the loss a year before. But in both periods, net revenue were mostly from accounting effects with no impact on cash (variation between assets and liabilities in foreign currency and tax benefits).

The table bellow summarizes the information necessary for the dividends receiving and subscription to the capital increase. Complete information was published on GOL’s investor relations website www.voegol.com.br/ir.

Dividend Payments	Shareholders in Brazil	ADRs Holders
Dividends Total Value	R$185.8 mm
Value per Share / ADR	R$0.70
Base Date (record date)	3/29/2010	4/1/2010
Ex-rights Date	3/31/2010	3/31/2010
Payment Date	4/16/2010	4/16/2010

Capital Increase (Private Offer)	Shareholders in Brazil	ADRs Holders
Total Value	R$185.8 mm
Value in (R$)(1)	R$24.38
Base Date (record date)(2)	3/30/2010	4/2/2010
Total of Preferred Shares	3,789,507
Total of Common Shares	3,833,077
Ex-rights and Subscrition Start Date(2)	4/2/2010	3/30/2010
Final Date to Subscrition	4/29/2010	to be defined

(1) Based on the closing price of the day 03/11/2010 (2) The dates of reference for investors in Brazil and ADR holders are different because of different rules for dividend payments and subscription of shares in Brazil and the United States.

• VoeFácil, GOL’s program that sells tickets in installments, is the main tool for encouraging demand and attracting Brazil’s middle-class to air transport is based on five pillars: (i) lower fares than those offered by interstate bus companies as long as passengers book in advance; (ii) payment in up to 36 monthly installments; (iii) guidance on airport and flight procedures; (iv) the advantages of flying over ground transport; and (v) a marketing strategy based on specific channels, such as segmented ads in publications and media outlets in regions and neighborhoods with a high density of middle-class, in preference to unsegmented ads and the national media. Throughout 2009, GOL implemented other initiatives to attract its target public, including:

VoeFácil is GOL’s main tool for attracting Brazil’s middle-class, combining ease of payment, targeted marketing and guidance for first-time fliers.

• The expansion of VoeFácil through travel agents (it was previously only available through direct sales on the company’s website www.voegol.com).

• The December/09 inauguration in São Paulo of the first VoeFácil store, strategically located in the Largo 13 de Maio region, one of the city’s main middle-class commercial center, which also houses one of the biggest bus and subway terminals.

• The revitalization of the SMILES program increased GOL’s penetration in the business passenger segment, making it an additional sales channel for increasing the load factor.

• In 2009, SMILES’ share of Brazil’s mileage market jumped from 3% to around 30%; it entered into integration agreements with AAdvantage, Flying Blue, Iberia Plus and AeroMexico Club Premier, the mileage programs of those international airlines with the most passengers flying between Brazil, North America and Europe; and it launched the co-branded SMILES card in association with Bradesco and Banco do Brasil.

2009 saw the revitalization of SMILES, allowing GOL to increase its presence in the business segment.

The Company also launched a series of promotions that made it easier and faster to convert miles into GOL flights, which contributed to resurge SMILES’ partnerships with more than 160 companies, including: Unidas Rent a Car, Americanas.com, Ponto Frio.com, HP, Figueira Rubaiyat, Accor Hotéis, Atlântica Hotéis, Terraço Itália, Viena Restaurantes, Editora Globo, Newsweek, the Folha and Estado de São Paulo newspapers, Assine Abril.com, American Express, Itaú, Bradesco cards, Banco do Brasil, Banco Safra, HSBC, Credicard, Banco Votorantim cards, among others.

As a result of the SMILES revitalization and the Company’s improved domestic market positioning, GOL recorded substantial growth in the business segment. According to the latest figures from Brazil’s two leading business travel agents’ associations, TMC Brasil and Favecc, GOL´s share increased in this segment. GOL´s share increased 6.1 p.p. according to TMC Brasil and 8.13 p.p., from 25.7% to 33.8%, according to Favecc.

• GOL expanded its international distribution channels through new partnerships and investments. The year’s code-share agreements were an important traffic driver on GOL’s route network. It also expanded its distribution capacity through the Sabre, Amadeus and Travelport global distribution systems. In addition, it became an issuer of UATP (Universal Air Travel Plan) cards, a payment system that reduces the sales costs associated with credit cards while at the same time expanding the sales channel, given that it permits ticket purchase and sale transactions among more than 250 airlines (jointly accounting for 95% of global ASK). As a result, the Company expects to increase its sales to foreign clients in the years ahead.

GOL expanded its distribution channels through new partnerships and investments. The code-share agreements entered into during the year acted as an important traffic driver on the Company’s route network.

• In April 2009, GOL’s cargo transport division, Gollog, was expanded through the launch of Gollog Express, a door-to-door express cargo delivery service with a range of differentiated ancillary services, including waterproof packaging and status delivery reports via SMS. Although it has been operating for less than 9 months, the express segment accounted for more than 10% of the unit’s revenue in 2009. GOL is stepping up its commercial initiatives in 2010 and intends to double the number of cities covered from 1,100, in 2009, to around 2,000 at the end of this year.

• The Brazilian launch of Buy on Board, a differentiated on-board service complementing its standard in-flight service was a total success, with high passenger approval ratings. Following its test run on 42 daily flights, it will be expanded to more than 400 flights per day (more than 50% of GOL’s daily flights) by the end of 2010.

• GOL’s e-commerce platform (www.voegol.com), one of the largest in Latin America, had an average of more than 6 million unique visitors per month and accounted for 94% of annual air tickets (R$ 5.7 billion). In 2009, GOL began to expand the platform through partnerships for the sale of ancillary products such as car rentals and insurance.

• GOL maintained its focus on reducing operating costs through the following additional initiatives, which should complement the gradual increase in aircraft utilization in 2009 and 2010:

• Fleet standardization: the standardized and renewed fleet of Boeing 737-700 and 737-800 New Generation aircraft on its regular flights, with an average age of 6.3 years, reduces maintenance costs and fuel consumption, while increasing aircraft utilization and operating efficiency. GOL closed the year with 108 operational aircraft and a total fleet of 127 aircraft.

• Reduction of the gap between the total and operating fleet: the final stage of the fleet standardization process, involving the return of Boeing 737-300 aircraft by the end of 1H10.

• Expansion of the Confins Maintenance Center (taken place in March 2010): lower costs, due to the reduction in the number of aircraft sent abroad for maintenance, scale gains, as part of the Company’s measures to reduce its operating costs in 2010, and the treatment of 100% of maintenance waste, together with water reuse.

• Electrostatic painting: generates more efficient fuel consumption by reducing aircraft weight by 300 kg, economizes on paint use and reduces atmospheric CO2 emissions.

• Implementation of ACARS (Aircraft Communications Addressing and Reporting System): scheduled to begin in April 2010 with installation in all aircraft by 2012. ACARS provides real time flight data via satellite, helping anticipate future maintenance needs, increasing safety and efficiency and generating gains of scale.

• Implementation of the GPS Landing System (fleet installation will begin in June 2010 and should be concluded by 2014): this system reduces fuel consumption during take-off and landing, ensuring greater precision and safety.

Management Comments

“The year of the client” was the expression used to guide GOL’s activities in 2009. The aim was to make the Company the best airline to travel with, work for and invest in, bringing people together with safety and intelligence, with the help of a recently-integrated operational platform and in the midst of an unstable economic scenario, especially in the first half.

Even with all these challenges, the Company achieved consistent results in a wide range of areas in the true GOL style: safety (IOSA certification), innovation (Buy on Board), simplicity (on-line service), client focus (improved satisfaction indicators), drive for results (increased operating profitability, productivity, punctuality and regularity) and sustainability (more efficient fuel consumption).

Brazil has a potential market of 100 million people and a penetration rate of only 15%, making it one of the most promising markets in the world for the airline industry.

These attributes, together with its competitive advantages and strategic positioning, make GOL the airline capable of generating one of the highest operating profitability in the country during 2009, while at the same time stimulating demand and attracting Brazil’s new middle-class, increasing its presence in the business passenger segment.

Currently, Brazil has a potential market of more than 100 million people with sufficient disposable income to travel by air. According to IBGE (Instituto Brasileiro de Geografia e Estatística) and FGV (Fundação Getúlio Vargas), the middle-class increased from around 70 million people in 2003 to more than 100 million people in 2008 (around 90 million people in the middle-class between R$1,000 and R$4,500). However, less than 16 million actually do so, making it one of the highest potential growth markets in the world for the airline industry.

In 2010, GOL will continue to do everything possible to ensure the preference of its clients, employees (the “Team of Eagles”) and shareholders, seeking to popularize and democratize air transport in Brazil and South America. In our view, service quality and an excellent cost/benefit ratio for each client profile will be absolutely essential if we are to achieve our aim of generating returns for all those who believe in our success.

We could not have achieved what we did in 2009, nor will we be able to achieve further excellent results in the future without the help of our more than 17,000 strong workforce, to whom I would like to extend my sincere thanks for their dedication and hard work.

Constantino de Oliveira Junior
Founder and CEO of GOL Linhas Aéreas Inteligentes S.A.

Operating Performance

Domestic Market	4Q09	4Q08	Chg.%	3Q09	Chg.%
ASK - GOL (billion)	9.4	8.0	17.3%	9.0	4.4%
ASK - Industry (billion)	23.0	18.7	22.6%	21.5	6.7%
RPK - GOL (billion)	7.0	4.9	42.5%	6.1	14.3%
RPK - Industry (billion)	16.6	11.9	39.3%	14.5	14.6%
Load Factor - GOL (%)	74.2%	61.1%	+13.1 pp	67.6%	+6.6 pp
Load Factor - Industry (%)	72.4%	63.7%	+8.7 pp	67.4%	+5.0 pp

International Market	4Q09	4Q08	Chg.%	3Q09	Chg.%
ASK - GOL (billion)	1.2	1.5	-17.7%	1.2	-0.4%
ASK - Industry (billion)	7.5	7.2	3.6%	7.5	-0.2%
RPK - GOL (billion)	0.8	0.7	8.2%	0.6	33.2%
RPK - Industry (billion)	5.6	4.9	12.5%	5.4	3.0%
Load Factor - GOL (%)	66.8%	50.8%	+16.0 pp	51.1%	+15.7 pp
Load Factor - Industry (%)	74.4%	68.5%	+5.9 pp	70.9%	+3.5 pp

Domestic Market: Demand

In the fourth quarter of 2009, overall domestic flight demand in Brazil, measured by revenue passenger kilometers (RPK) increased by 39.3% over 4Q08, thanks to the recovery of economic growth as of the beginning of the second half, and by 14.6% over 3Q09, due to seasonality, given that the final quarter has a high concentration of holidays, events, conventions and get-togethers. In addition, December marks the beginning of summer.

GOL’s 4Q09 demand grew by 42.5% and 14.3%, respectively, over 4Q08 and 3Q09. The fourth-quarter and full-year operating performance reflects the Company’s better domestic-market positioning in relation to the industry as a whole.

GOL’s improved operating performance reflects its better domestic-market positioning in relation to the industry as a whole.

Domestic Market: Yields

GOL maintained its dynamic fare management policy, awarding discounts to clients who reserved their flights in advance, accompanied by flexible installment payment programs, thereby stimulating demand. This strategy reduces the number of seats available for passengers who do not book in advance, leading to higher fares and the maximization of yields and load factors.

GOL’s yields moved up gradually throughout 4Q09, reaching 18.1 cents (R$), 29.3% down on the 25.6 cents (R$) recorded in 4Q08 due to the following factors: (i) lower dollar and WTI oil price volatility; (ii) the reduction in the per-liter fuel cost, which fell by 17.6% year-over-year, from R$1.58 to R$1.31; (iii) the 5% drop in commissions paid to travel agents for domestic flights; and (iv) the somewhat irrational economic scenario in September and October, which pushed yields down to below the Company’s expectations.

4Q09 yields moved up from October to December.

In comparison with 3Q09, the reduction was only 4.4%, September’s low yields being offset by higher-than-4Q09 yields in July and August, albeit with lower load factors.

Domestic Market: Supply and Load Factor

Overall domestic-market seat supply, measured by available seat kilometers (ASK), increased by 22.6% year-over-year in 4Q09 and by 6.7% over 3Q09, while the average load factor stood at 72.4%, 8.7 p.p. above the 63.7% recorded in 4Q08. The upturn in supply in both quarters reflects increased demand for domestic flights and the rise in aircraft utilization rates experienced by all the main sector players.

GOL increased its capacity by 17.3% between 4Q08 and 4Q09, with an average load factor of 74.2%, 13.1 p.p. above the 61.1% reported in 4Q08. In comparison with 3Q09, capacity climbed by 4.4%, while the load factor moved up by 6.6 p.p. from 67.6% ..

The upturn was chiefly due to the increase in demand on GOL’s route network, which was higher than that of the industry as a whole, together with the Company’s efforts to improve its load factors in order to maximize results. The table on the previous page shows that GOL added less capacity in relation to demand than the other market players (ratio of 1/3 of demand on its network).

GOL’s ratio of increased capacity in relation to demand growth on its route network was lower than that of any other industry player.

International Market

In the international market, overall ASK moved up by 12.5% year-over-year and by 3.0% over 3Q09, chiefly due to: (i) seasonality; (ii) the resumption of economic growth in Brazil and South America; and (iii) the appreciation of the Dollar against the Real.

Demand on GOL’s route network climbed by 8.2% over 4Q08, due to the same factors that affected the industry as a whole, but primarily as a result of: (i) the launch of new international stores, aligning GOL’s profile with client profiles in the locations in question; (ii) adjustments to the frequency of flights to Argentina, Colombia, Chile, Bolivia and Venezuela, in order to boost load factors; (iii) the introduction of new international routes between Brazil and Aruba and Curaçao, in the Caribbean; and (iv) the recovery of demand in the Southern Cone as the swine flu threat, which had jeopardized flights in the region, especially in 2Q09 and 3Q09, began to recede. As a result, GOL’s international load factor averaged 66.8% in 4Q09, a 16.0 p.p. improvement over the 50.8% recorded in 4Q08. For the same reasons, with the addition of seasonality, demand and the load factor increased by 33.2% and 15.7 p.p, respectively, over 3Q09.

Overall seat supply climbed 3.6% year-over-year, while the load factor increased by 5.9 p.p., from 68.5% in 4Q08 to 74.4% in 4Q09. In comparison with 3Q09, supply remained virtually flat, while the load factor moved up by 3.5 p.p. from 70.9% .

The improvement in the load factor over both periods was primarily due to the GOL effect on the industry as a whole and the resumption of demand. Excluding GOL from the industry’s traffic figures, the 4Q09 load factor came to 75.8%, 2.9 p.p. up on 4Q08 and only 1.1 p.p. more than 3Q09 (74.7%) .

GOL reduced its fourth-quarter international capacity by 17.7% year-over-year due to the repositioning of the network in 2009 in order to improve the profitability of this segment. As a result of this repositioning, plus the upturn in demand, GOL’s load factor increased by 16.0 p.p., from 50.8%, in 4Q08, to 66.8% . In relation to the previous quarter, supply remained practically stable and the load factor climbed by 15.7 p.p. from 51.1% .

GOL´s Operating Data	4Q09	4Q08	Chg.%	3Q09	Chg.%
Revenue Passengers (’000)	8,381	6,133	36.7%	7,394	13.4%
Revenue Passengers Kilometers (RPK) (mm)	7,771	5,629	38.0%	6,706	15.9%
Available Seat Kilometers (ASK) (mm)	10,592	9,461	12.0%	10,213	3.7%
Load Factor	73.4%	59.5%	+13.9pp	65.7%	+7.7pp
Break-Even Load Factor (BELF)	68.0%	57.4%	+10.5pp	61.3%	+6.6pp
Average Aircraft Utilization (Block Hours/Day)	12.2	11.3	7.8%	12.1	0.4%
Average Fare (R$)	168.1	244.0	-31.1%	175.7	-4.3%
Yield per Passenger Kilometer (R$ cents)	18.08	25.59	-29.3%	18.92	-4.4%
Passenger Revenue per ASK (R$ cents)	13.27	15.22	-12.9%	12.42	6.8%
Operating Revenue per ASK (RASK) (R$ cents)	15.27	16.37	-6.7%	14.65	4.2%
Operating Cost per ASK (CASK) (R$ cents)	14.15	15.80	-10.5%	13.68	3.4%
Operating Cost. excluding fuel. per ASK (R$ cents)	9.88	10.68	-7.5%	8.93	10.6%
Departures	71,187	66,432	7.2%	69,163	2.9%
Average Stage Length (km)	894	853	4.8%	896	-0.2%
Average Number of Operating Aircraft	108.7	105.7	2.8%	109.3	-0.6%
Fuel consumption (mm litters)	346	306	13.2%	330	4.8%
Full-time equivalent employees at period end	17,963	15,911	12.9%	17,678	1.8%
Average Exchange Rate (1)	1.74	2.28	-23.6%	1.87	-6.9%
End of period Exchange Rate (1)	1.74	2.34	-25.5%	1.78	-2.1%
Inflation (IGP-M) (2)	-0.1%	1.2%	-1.3%	-0.4%	+0.3pp
Inflation (IPCA) (3)	1.1%	1.1%	+0.0pp	0.6%	+0.4pp
WTI (avg. per barrel. US$) (4)	76.03	59.06	28.7%	68.14	11.6%
Gulf Coast Jet Fuel Cost (average per liter. US$) (4)	0.52	0.49	5.9%	0.47	10.9%

Source: (1) Central Bank of Brazil (2) FGV (3) IBGE (4) Bloomberg

Net Revenue

Net revenue totaled R$1,617.6mm in 4Q09, 4.5% up on the R$1,548.6mm recorded in 4Q08, and 8.1% up on the R$1,496.7mm reported in 3Q09, as shown below:

Net Revenue Breakdown (R$MM)	4Q09	4Q08	Chg.%	3Q09	Chg.%
Net Revenue	1,617.6	1,548.6	4.5%	1,496.7	8.1%
Passenger	1,405.1	1,440.4	-2.4%	1,268.5	10.8%
Ancillary	212.5	108.3	96.2%	228.1	-6.8%

Fourth-quarter passenger revenue fell by 2.4%, from R$1,440.4mm, in 4Q08, to R$1,405.1mm, but increased by 10.8% over the R$1,268.5mm registered in the previous three months. The year-over-year decline was due to the 29.3% reduction in yields, partially offset by the 13.9 p.p. upturn in the load factor (59.5% and 73.4% in 4Q08 and 4Q09, respectively), while in the quarterly comparison, the 4.4% downturn in yields was more than offset by the 7.7 p.p. increase in the load factor.

Ancillary revenue (cargo, excess baggage, flight rebooking, part of SMILES revenue, etc.) jumped by 96.3% year-over-year, accounting for 13.1% of net revenue, fueled by: (i) higher excess baggage and flight rebooking revenue; (ii) increased cargo revenue due to the recovery of Brazil’s economy; and (iii) the sale of spare parts, especially related to the Boeing 737-300s, which were withdrawn from the Company’s operational fleet in December.

In comparison with the previous three months, ancillary revenue fell by 6.8%, totaling R$228.1mm, seasonality was offset by the recognition of non-recurring revenue of R$ 50mm in 3Q09, related to the right of access to and the use of the SMILES registry, as well as the brand’s image rights.

As a result of all these factors, revenue diluted by the year-over-year capacity increase of 12.0%, fourth-quarter RASK (revenue per available seat kilometer) fell by 6.7%, from 16.37 cents (R$) in 4Q08 to 15.27 cents (R$) in 4Q09. In comparison with the 14.65 cents (R$) recorded in 3Q09, RASK increased by 4.2%, since the 3.7% upturn in capacity only partially offset the 8.1% rise in net revenue.

Operating Costs and Expenses

Operating Expenses (R$MM)	4Q09	4Q08	Chg.%	3Q09	Chg.%
Aircraft Fuel	(451.9)	(484.6)	-6.7%	(485.4)	-6.9%
Salaries. wages and benefits	(299.8)	(248.9)	20.5%	(278.0)	7.8%
Aircraft rent	(144.4)	(209.0)	-30.9%	(152.3)	-5.2%
Aircraft Insurance	(11.8)	(10.8)	9.6%	(13.3)	-11.2%
Sales and Marketing	(94.1)	(132.8)	-28.9%	(101.8)	-7.6%
Landing Fees	(74.6)	(71.9)	3.8%	(77.6)	-3.8%
Aircraft and Traffic Servicing	(103.3)	(104.5)	-1.1%	(100.7)	2.6%
Maintenance. Materials and Repairs	(148.3)	(155.0)	-4.3%	(69.5)	113.3%
Depreciation and Goodwill Amortization	(26.4)	(33.6)	-21.4%	(47.2)	-44.0%
Other Operating Expenses	(143.8)	(44.3)	224.7%	(71.7)	100.6%
Total Operating Expenses	(1,498.5)	(1,494.8)	0.2%	(1,397.5)	7.2%
Total Op. Expenses Ex. Fuel Expenses	(1,046.6)	(1,010.2)	3.6%	(912.1)	14.7%

Operating costs and expenses totaled R$1,498.5mm in 4Q09, 0.2% up on 4Q08, chiefly due to non-recurring expenses and provisions totaling around R$73.0mm, offset by the reversal of R$29.3mm provision in fuel costs and the reversal of R$18mm in depreciation.

The purpose of these non-recurring adjustments was to improve the Company’s internal controls, and greater accountingautomation to the new accounting practices adopted since 2009 (IFRS and BRGAAP 11,638).

Due to the same factors, and the fact that there was no significant engine maintenance in the third quarter, operating costs and expenses moved up by 7.2% over 3Q09.

Excluding the non-recurring expenses and provisions, total costs came to R$1,425.5mm, 4.6% less on 4Q08 and 2.0% more than 3Q09.

Operating Expenses per ASK	4Q09	4Q08	Chg.%	3Q09	Chg.%
Aircraft fuel	(4.27)	(5.12)	-16.7%	(4.75)	-10.2%
Salaries. wages and benefits	(2.83)	(2.63)	7.6%	(2.72)	4.0%
Aircraft rent	(1.36)	(2.21)	-38.3%	(1.49)	-8.6%
Aircraft Insurance	(0.11)	(0.11)	-2.1%	(0.13)	-14.4%
Sales and Marketing	(0.89)	(1.40)	-36.5%	(1.00)	-10.9%
Landing Fees	(0.70)	(0.76)	-7.3%	(0.76)	-7.3%
Aircraft and Traffic Servicing	(0.98)	(1.10)	-11.7%	(0.99)	-1.0%
Maintenance. Materials and Repairs	(1.40)	(1.64)	-14.6%	(0.68)	105.7%
Depreciation and Goodwill Amortization	(0.25)	(0.36)	-29.8%	(0.46)	-46.0%
Other Expenses	(1.36)	(0.47)	190.0%	(0.70)	93.4%
Total CASK	(14.15)	(15.80)	-10.5%	(13.68)	3.4%
CASK Excluding Fuel Expenses	(9.88)	(10.68)	-7.5%	(8.93)	10.6%

* CASK = operating costs and expenses divided by ASK, expressed in cents (R$).

Operating costs per ASK (CASK) amounted to 14.15 cents (R$) in 4Q09, a 10.5% reduction over the 15.80 cents (R$) recorded in 4Q08, a much better performance than that recorded by nominal costs, due to the 12.0% increase in capacity, in turn fueled by the 7.8% upturn in aircraft utilization (from 11.3 to 12.2 block hours per day), the 4.8% increase in the average stage length (from 853km to 894km) and the expansion of the average fleet from 106 to 108 aircraft. In comparison with the previous quarter, CASK climbed by 3.4%, due to the 3.7% capacity upturn and the 0.4% rise in average aircraft utilization.

CASK excluding fuel expenses (CASK ex-fuel) fell by 7.5%, less than nominal costs, to 9.88 cents (R$), from 10.68 cents (R$) in 4Q08, also due to higher capacity for the above reasons.

Excluding the non-recurring effects, 4Q09 CASK totaled 13.73 (R$), 13.1% down on 4Q08 and 0.4% more than 3Q09, while adjusted CASK ex-fuel came to 9.19 cents (R$), 13.9% down year-over-year and 2.9% up on the previous quarter. Non-recurring expenses and provisions came to 0.69 cents (R$) per ASK in 4Q09.

2009 Adjusted CASK ex-fuel totaled 9.19 cents (R$), in line with the Company’s guidance for 4Q09 and 2009. Compared to 4Q08, there was a down of 13.9%

Aircraft fuel costs totaled R$451.9mm in the quarter, 6.7% down on 4Q08, due to: (i) gains of R$12.2mm from WTI hedge operations considered effective and therefore recognized in the fuel cost line (see the “Hedge Result” section for more details); (ii) gains in operating efficiency from the replacement of 767-300 aircraft with 737NGs; and (iii) a gain of R$29.3mm from the reversal of provisions for fuel costs thanks to the 2009 implementation of the integrated accounting system, which made these provisions unnecessary, due to the increased speed and accuracy of the Company’s accounting information flows.

In comparison with the previous quarter, there was a reduction of 6.9% for the same reasons mentioned above. In per-ASK terms, this item recorded an even bigger downturn, falling by 16.7% over 4Q08 and 10.2% over 3Q09, thanks to the increase in operating efficiency dealt with in the “Operating costs per ASK” section.

Salaries, wages and benefits increased by 20.5%, from R$248.9mm in 4Q08 to R$299.8mm in 4Q09, due to the following factors: (i) the 6% pay rise, approved in December 2009; (ii) provisions for profit sharing totaling R$20.8mm; and (iii) the 12.9% increase in the workforce due to the internalization and expansion of the call center in order to improve customer service quality and increase telesales. In comparison with 3Q09, salaries, wages and benefits edged up by 7.8%, due to the wage increase and the R$20.8mm in provisions for profit sharing, caused by the Company’s positive result in the year.

In per-ASK terms, these expenses climbed by 7.6% over 4Q08 and 4.0% over 3Q09, both due to the increase in aircraft utilization and the average stage length, which improved the Company’s operational efficiency throughout 2009.

Aircraft leasing costs totaled R$144.4mm, 30.9% down on 4Q08, for the following reasons: (i) the 23.6% reduction in the average exchange rate; (ii) the higher ratio of aircraft under financial leasing in comparison to the total fleet (33 out of 127, versus 22 out of 115 in 4Q08); and (iii) the lower Libor interest rate and the reduction in the number of B767-300s from seven to six.

In comparison with the previous three months, these costs fell by 5.2%, chiefly due to the 6.9% period reduction in the average exchange rate. In per-ASK terms, leasing expenses fell by 38.3% over 4Q08 and 8.6% over 3Q09.

Aircraft insurance moved up by 9.6%, from R$10.8mm, in 4Q08, to R$11.8mm, due to the 7.6% increase in the average fleet from 115 to 127 aircraft. In comparison with the previous three months, there was a reduction of 11.2% mainly due to the effect of the exchange variation during the period of renewal of insurance policies, given that said contracts are executed in foreign currency. In per-ASK terms, these costs fell by 2.1% year-over-year due to the increase in average aircraft utilization, and by 14.4% over 3Q09.

Sales and marketing expenses decreased by 28.9%, from R$132.3mm in 4Q08 to R$94.1mm in 4Q09, due to gains from the integration of GOL and VRG’s reservation systems, which provided customers with a faster, more efficient ticket purchasing process and reduced sales expenses. In relation to 3Q09, there was a reduction of 7.6%, due to lower advertising expenses in September and October, when domestic-market competition is higher. In per-ASK terms, these expenses fell by 36.5% over 4Q08 and 10.9% over 3Q09.

Landing fees totaled R$74.6mm in 4Q09, 3.8% up on the R$71.9mm recorded in 4Q08, due to more frequent flights between Brazilian airports, which increased the number of arrivals and departures by 7.2% . On the other hand, there was a 3.8% reduction over 3Q09, due to the impact of the exchange variation on airport landing fees outside of Brazil, despite the 2.9% period upturn in the number of departures. In per-ASK terms, landing fees fell by 7.3% year-over-year and quarter-over-quarter.

Aircraft and traffic servicing expenses totaled R$103.3mm in 4Q09, 1.1% less than in 4Q08, due to the decline in third-party services related to VRG’s operations, which are now handled by integrated systems and/or GOL’s personnel (e.g. the call center). In comparison with 3Q09, these expenses moved up by 2.6% as a result of higher handling and catering costs thanks to the greater number of arrivals and departures. In per-ASK terms, these costs fell by 11.7% over 4Q08 and 1.0% over 3Q09.

Maintenance, materials and repairs came to R$148.3mm in 4Q09, 4.3% less than the R$155.0mm recorded in 4Q08, due to reduced maintenance and the renovation and unification of the fleet, with the replacement of 737-300s and 767-300s by 737-800s and 737-700s (plus the fact that there were additional maintenance services in 4Q08 related to the return of aircraft and the removal of engines). In comparison to the previous three months, there was an increase of 113.3% due to the removal of 25 engines for overhaul (versus 11 in 3Q09), which generated maintenance expenses of R$101mm, and the return of four 737-300s, generating additional expenses of R$7.6mm. In per-ASK terms, these expenses fell by 14.6% over 4Q08 and increased by 105.7% over 3Q09.

Depreciation expenses totaled R$26.4mm, 21.4% down on the R$33.6mm recorded in 4Q09 and 44.0% less than the R$47.2mm registered in 3Q09, due, in both cases, to the non-recurring reversal of previously accrued depreciation on prepayments for aircraft under financial leasing contracts in 4Q09, totaling R$18.1mm. In per-ASK terms, depreciation fell by 29.8% and 46.0% over 4Q08 and 3Q09, respectively.

Other operating expenses (mainly comprising accommodation, crew travel and accommodation, direct passenger expenses, equipment leasing and general and administrative expenses) totaled R$143.8mm in 4Q09, 224.7% up on 4Q08 and 100.6% more than in 3Q09. In both cases, the upturn was a result of: (i) higher travel and accommodation expenses due to the increase in the number of destinations and arrivals and departures in 4Q09; (ii) higher commissary expenses thanks to the greater number of passengers carried (36.7% over 4Q08 and 13.4% over 3Q09); and (iii) the recognition of non-recurring expenses and provisions regarding to the improvement in the Company internal controls and greater accounting automation to the new accounting practices adopted since 2009 which was expanded to include (IFRS and BRGAAP 11,638).

These initiatives impacted this expense line due to the following factors: (i) implementation of accounting systems, inventory, billing and accounts receivable (Hyperion, Amos and Arax) that generated non-recurring expenses of R$20 mm , and (ii) non-recurring expenses of R$19mm, net of discounts obtained, from the Company’s adherence to the Federal Tax Payment Program (REFIS), as detailed in the “other financial expenses” section.

In per-ASK terms, these expenses jumped by 190.0% over 4Q08 and 93.4% over 3Q09.

Operating Result*

Operating Results (R$MM)	4Q09	4Q08	Chg. %	3Q09	Chg. %
EBIT	119.2	53.9	121.2%	99.1	20.3%
Margin	7.4%	3.5%	+3.9 pp	6.6%	+0.7pp
per ASK	1.13	0.57	97.6%	0.97	16.0%
EBITDA	145.6	87.5	66.4%	146.3	-0.5%
Margin	9.0%	5.6%	+3.4 pp	9.8%	0.8pp
per ASK	1.37	0.92	48.6%	1.43	-4.1%
EBITDAR	290.1	296.5	-2.2%	298.7	-2.9%
Margin	17.9%	19.1%	-1.2 pp	20.0%	-2.0pp
per ASK	2.74	3.13	-12.6%	2.92	-6.4%

GOL’s operating result was positive throughout 2009 and for the sixth consecutive quarter, consolidating its position as a generator of operating cash. The 4Q09 operating margin stood at 7.4%, above the annual average of 6.9% . The Company’s operating results underline its unceasing commitment to generating positive and foreseeable operating margins independently of seasonality.

Excluding non-recurring expenses and provisions, the fourth-quarter operating result totaled R$174.2mm, with a margin of 10.8%, 3.5% and 6.6% up 4Q08 and 3Q09, respectively.

EBITDAR came to R$290.1mm, giving an EBITDAR margin of 17.9%, 1.2 p.p. below the 19.1% recorded in 4Q08 (on EBITDAR of R$296.5mm) and in line with the 20% recorded in 3Q09 (on EBITDAR of R$298.7mm) . Excluding the quarter’s non-recurring effects, EBITDAR totaled R$345.9mm, with a margin of 21.3% .

Adjusted 4Q09 EBITDAR totaled R$345.9mm, with a margin of 21.3%, 2.2 p.p. above the R$296.5mm (margin of 19.1%) recorded in 4Q08.

______________________________________
* EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non-USGAAP measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income in accordance with IFRS and BR GAAP, or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies
The Company believes that EBITDAR, equivalent to EBITDA before expenses from aircraft leasing (denominated in dollars) is a useful indicator of airline operating performance. In the specific case of GOL and the air transport sector, a substantial amount of aircraft are leased, representing a material cost item. EBITDAR therefore indicates the capacity to cover such costs, as well as facilitating comparisons with other companies in the sector.

Hedge Result

The Company records derivative financial instruments in accordance with IAS 39 - Financial Instruments: Recognition and Measurement.

Hedge Result (R$MM) 4Q09	WTI	Foreign	Interest	Total
		Exchange	Rate
Effective	12.2	(6.3)	(1.4)	4.5
Ineffective	(5.7)	8.0	-	2.3
Not designated to hedge	-	-	2.7	2.7
Total	6.5	1.7	1.3	9.5
OCI (gross value)	-	(0.3)	(1.0)	(1.3)

*OCI differs from net income and generally comprises unrealized gains or losses from a variety of sources, including unrealized pension costs and gains or losses from securities, derivatives, foreign exchange hedges and net foreign investments.

In the fourth quarter of 2009, the Company recognized net income from hedge operations of R$9.5mm, with a negative cash impact of R$2.9mm in the same period.

Fuel: fuel consumption hedge transactions, which are effected through crude oil (WTI) derivative contracts, represented gains of R$6.5mm in the quarter.

Of this total, a gain of R$12.2mm was recognized for hedge purposes and therefore recognized under the operating result in the fuel cost line. Of the R$5.7mm loss classified as ineffective, R$1.9mm refers to gains from contracts maturing in 4Q09 (accrual basis) and R$7.6mm to losses from contracts maturing in the future, but which were booked in advance under the financial result.

Foreign exchange: net gain of R$1.7mm, comprising losses of R$6.3mm, considered effective and booked pro-rata in the operating expenses lines (leasing, fuel, insurance, etc) and gains of R$8.0mm, considered ineffective and recognized as financial revenue.

Interest: net gain of R$1.3mm, comprising a loss of R$1.4mm considered effective and booked under the financial result, and a gain of R$2.7mm considered ineffective and recognized as financial revenue.

Hedge Operations – Mark to Market Value	1Q10	2Q10	3Q10	4Q10	Total
Fuel
Notional Volume in Barrels ('000)	1,076	1,068	626	235	3,005
Notional Volume in Litters ('000)	171,062	169,791	99,521	37,360	477,734
Price per Barrel (US$)*	78.52	86.81	92.97	99.12	86.09
Mark-to-Market Value (R$ MM)**	147.1	161.4	101.3	40.6	450.4
Foreign Exchange
Notional Value in US$MM	95,000	-	-	-	95,000
Average Future Rates	1.8653	-	-	-	1.8653
Total in R$MM	177.2	-	-	-	177.2

* Weighted average between collar strikes and call spreads. * On 12/31/09, the exchange rate was R$1.7412/ US$1.00.

GOL adopts a hedging policy in order to protect the Company against market fluctuations in fuel prices, exchange rates and interest rates that can substantially harm its operational competitiveness. In order to perform this task, the Company employs a financial risk policy committee, comprising certain members of the Board, an external consultant, and senior executives. The committee meets quarterly and sets 12 month targets on a rolling basis, on which management builds its hedge positions. The committee can also meet extraordinarily if any of its members calls a meeting.

The vast majority of the financial instruments used for hedging purposes consist of WTI or dollar call options, and fixed and floating interest rate swaps. GOL focuses on simplified derivative structures, aiming to reduce its exposure to the volatility of these assets and ensure as much compliance as possible with the targets established in its annual budget.

Net Financial Result

The 4Q09 net financial result was revenue of R$72.7mm, versus an expense of R$701.8mm in 4Q08 and revenue of R$58.5mm in 3Q09.

Financial Result (R$MM)	4Q09	4Q08	Chg.%	3Q09	Chg.%
Interest Expenses	(74.7)	(90.5)	-17.5%	(75.7)	-1.4%
Financial Leases	(19.5)	(23.4)	-16.5%	(19.5)	0.0%
Interest Expenses	(55.2)	(67.2)	-17.9%	(56.2)	-1.9%
Capitalized Interest	1.7	6.1	-72.7%	2.7	-37.8%
Exchange Variation	12.7	(501.9)	nm	163.5	-92.2%
Interest and Investment Income	21.6	18.3	18.0%	22.1	-2.2%
Hedge Results	3.6	(117.5)	nm	(51.2)	nm
Other	(37.7)	(16.2)	132.7%	(2.8)	1,245.3%
Net Financial Results	(72.7)	(701.8)	-89.6%	58.5	nm

Interest expenses fell by 17.5% year-over-year, primarily due to the impact of the 23.6% depreciation of the dollar (which fell from R$2.28, in 4Q08, to R$1.74) on interest payments on the foreign-currency debt, which closed 4Q09 at R$2,546.6mm, or 81.3% of the total debt. For the same reason, these expenses fell by 1.4% over 3Q09.

The impact of the quarterly exchange variation on assets and liabilities generated a gain of R$12.7mm, versus a loss of R$501.9mm in 4Q08 and a gain of R$163.5mm in 3Q09.

The exchange variation revenue difference recorded between the 3Q09 and 4Q09 was due to the 2.1% depreciation of the dollar, which had a direct impact on the Company’s foreign-currency assets (maintenance deposits and leasing guarantees) and liabilities (indebtedness), albeit less so than the 8.9% dollar decline that impacted 3Q09 over 2Q09. The R$501.9mm negative result in 4Q08 was due to the 22.1% appreciation of the dollar, which climbed from R$1.91 at the close of 3Q08 to R$2.34 at the end of 4Q08, as well as the Company’s increased exposure to foreign-currency liabilities (almost 97% of the total debt was Dollar-denominated).

Financial revenue was a positive R$21.6mm in 4Q09, an improvement over the positive R$18.3mm recorded in 4Q08 due to the increase in the Company’s cash position. In comparison with 3Q09, there was a reduction of 2.2% .

The other financial expenses reached R$39.1 million in 4Q09, mainly due to non-recurring expenses of approximately R$27 million in IOF (Tax on Financial Transactions), related to membership in “Installment Payment of Federal Taxes Program” (REFIS), as reported in "other operational expenses” and expenses related to the debenture rollover during the month of December, issued in early 2009 from R$400 million, as detailed in the "financial debts".

REFIS involves all taxes due to the Brazilian IRS and the Office of the General Counsel to the National Treasury up to November 30, 2008, totaling R$46mm, to be repaid in installments over 180 months, reducing the effect on cash. Of this amount, R$19 mm were recognized in "other expenses" and R$27 mm in "other financial expenses".

Income Tax

Income Tax (R$MM)	4Q09	4Q08	Chg. %	3Q09	Chg. %
Current income tax	(0.6)	(6.8)	-91.1%	0.3	nm
Deferred income tax	352.0	113.2	211.0%	(80.0)	nm
Income Tax	351.4	106.3	230.4%	(79.7)	nm

GOL recorded positive income tax of R$351.4mm in 4Q09, 230.4% more than in 4Q08 and a reversal over 3Q09. The history of positive and growing operating profits in the last six consecutive quarters and the Company’s business plan, with prospects of even better results in the coming years and the consequent generation of taxable income, were the main factors behind the recognition of deferred income tax resulting from the fiscal losses generated by VRG, acquired in 2007. This effect was one of the benefits arising from the corporate restructuring in September 2008.

The table below shows the tax credits to be recognized in the coming 10 years, based on its long term business plan. Tax benefits may be changed and influenced largely due to exogenous variables (ex: oil, exchange and interest).

Tax Credits	2010	2011	2012	2013	2014	2015 to 2017	2018 to 2020	Total
(R$ MM)
Total	49.8	70.3	67.8	66.5	65.3	150.7	1.2	471.5

Net Income

GOL posted 4Q09 net income of R$397.8mm, with a net margin of 24.6%, versus a net loss of R$541.6mm in 4Q08 and net income of R$77.9mm in 3Q09. Net income in the quarter was impacted by the 121% increase in operating profit versus 4Q08 and tax credit benefit, as mentioned above.

Liquidity and Indebtedness

Total Liquidity (R$MM)	4Q09	3Q09	Chg. %	4Q08	Chg. %
Reais	1,961.0	1,216.0	61.3%	936.5	109.4%
Cash and Cash Equivalents	1,441.7	662.8	117.5%	591.6	143.7%
Short Term Receivables	519.3	553.2	-6.1%	344.9	50.6%
Foreign Currency	1,660.2	1,820.0	-8.8%	1,702.5	-1.7%
Aircraft Acquisition Prepayment	804.6	912.5	-11.8%	957.2	-15.9%
Deposits	855.6	907.5	-5.7%	745.3	17.0%
Total Liquidity	3,621.2	3,036.0	19.3%	2,639.0	37.9%

Cash and cash equivalents closed the quarter at R$1,441.7mm (cash balance of R$1,382.4mm, plus R$40.4mm in immediate liquidity assets and R$18.8mm in restricted cash), equivalent to 23.9% of 2009 net revenue, 143.7% up on the end of 2008 and 117.5% down on 3Q09.

The main factors behind the increase over 3Q09 were: (i) positive operating cash flow for the sixth consecutive quarter; (ii) the conclusion of the global offering on October 19, which generated net inflow of R$600.3mm; (iii) the reception of R$50mm from the final installment of advanced mileage sales, as envisaged in the co-branded agreement; and (iv) the return of approximately R$40mm in aircraft prepayments due to the contracting of a PDP Facility loan from Banco Natixis in December 2009.

This prepayment return occurred because the PDP Facility is backed by the U.S. Ex-Im Bank, consequently reducing the total amount of prepayments needed for aircraft deliveries (from 30% to 15% of their list value). Prepayments begin around 18 months prior to delivery.

These cash strengthening activities were partially offset by outflow of R$521 million, due to: (i) the redemption of letters of credit given in guarantee for aircraft maintenance reserves, totaling R$250 million, due to the low liquidity generated by the global financial crisis; (ii) investments in fixed assets (net of the PDP Facility) of around R$130.5 million; and (iii) the difference due to the cash effect of losses from hedge operations in the first half of 2009.

Maintenance and leasing deposits are related to contractual obligations with lessors and are booked under long-term and short-term assets. These deposits guarantee the Company’s obligations regarding maintenance of a portion of its leased fleet as well as financial and operational leasing payments.

In 4Q09, these deposits totaled R$855.6mm, 17.0% up on 4Q08, chiefly due to the increase of the total fleet from 115 to 127 aircrafts. In comparison with 3Q09, there was a decline of 5.7% due to the use of the maintenance service payment balance, the return of aircraft under operational leasing agreements, and the exchange variation.

Short-term receivables include flight sales via credit card, receivables from the VoeFácil installment payment program, and accounts receivable from travel agencies and cargo transportation. In 4Q09, these receivables totaled R$519.3mm, 6.1% down on the R$553.2mm recorded in the previous three months, due to the increase in the volume of discounted receivables in order to meet commitments related to engine maintenance and expenses from aircraft returns in the quarter (see the “Operating costs and expenses – maintenance” section).

Aircraft acquisition prepayments closed 4Q09 at R$804.6mm, 11.8% down on 3Q09, due to the decline in the dollar between 4Q08 and 4Q09 and the return of around R$40mm from the contracting of a PDP Facility in December 2009. These two factors were partially offset by an increase in average U.S. dollar, by 8.5% between the two years. These amounts are recognized under fixed assets and are related to the acquisition of new aircraft for delivery between 2010 and 2012.

Commitments (R$MM)	4Q09	3Q09	Chg.%	4Q08	Chg.%
Aircraft Financing	1,800.8	1,665.1	-10.9%	2,284.9	-67.0%
Financial Leasing	1,557.4	1,324.6	17.6%	1,587.2	-1.9%
PDP Facility	243.4	340.5	-28.5%	697.7	-65.1%
Loans and Financing	1,313.1	1,352.5	-2.9%	1,109.4	18.4%
Loans and Financing (ex-perpetual)	1,003.0	1,036.1	-3.2%	694.9	44.3%
Perpetual Bonds	310.1	316.3	-2.0%	414.5	-25.2%
Interest	19.9	26.9	-26.0%	25.6	-22.3%
Total Gross Debt	3,133.8	3,044.5	2.9%	3,419.9	-8.4%
Operating Leases * (off balance)	2,498.6	2,646.9	-5.6%	3,285.2	-23.9%
Total Commitments	5,632.4	5,691.4	-1.0%	6,705.1	-16.0%

* the sum of loans and financings and the estimated total value of operational leasing contracts payable, pursuant to the financial statements.

On December 31, 2009, total loans and financings came to R$3,133.8mm. Long-term debt, excluding perpetual bonds that have no maturity date, had an average term of 4.1 years and an average rate of 10.9% for local-currency debt and 7.1% for Dollar-denominated debt. Excluding the perpetual bonds, debt fell to R$2.823,8mm with the positive impact of the exchange variation generating a 6.0% reduction in 4Q09, partially offset by an additional working capital line of R$110mm.

Total financial obligations, comprising the gross debt recorded in the balance sheet and projected operational leasing payments between 2010 and 2021 (based on December 31), came to R$5,632.4mm, 1.0% down on 3Q09 and 16% down on 4Q08, chiefly due to the appreciation of the Real against the Dollar in 2009.

Aircraft Financing (R$MM)	4Q09	3Q09	Chg. %	4Q08	Chg. %
Short Term (Foreign Currency)	380.1	459.9	-17.4%	855.6	-55.6%
PDP Facility	243.4	340.5	-28.5%	697.7	-65.1%
Financial Leasing	136.7	119.4	14.5%	157.9	-13.4%
Long Term Debt (Foreign Currency)	1,420.7	1,205.2	17.9%	1,429.2	-0.6%
Financial Leasing	1,420.7	1,205.2	17.9%	1,429.2	-0.6%
Total Aircraft Financing	1,800.8	1,665.1	8.1%	2,284.8	-21.2%

Also on December 31, aircraft acquisition financing totaled R$1,800.8mm, comprising a credit lines for the prepayment of aircraft acquisitions (PDP Facility), in turn composed of PDP Facility I, amounting to R$243.4mm, and PDP Facility II, amounting to R$136.7mm, the latter having been contracted at the end of December 2009 in the amount of US$106mm and which will be used for the prepayment of all seven aircraft due for delivery in 2010. These lines are already refinanced through a combination of lease-back operations and long-term bank loans with financial institutions, backed by the U.S. Ex-Im Bank.

Financial leasing operations, which totaled R$1,557.4mm, are financial expenses paid monthly to the aircraft lessors with the Company’s own operating cash flow or through long-term loans, also backed by the U.S. Ex-Im Bank.

Financial Debt Schedule (R$MM)	2010	2011	2012	2013	2014	After	Total
						2014
Local currency	177.1	111.0	104.6	96.5	94.8	-	584.0
Working Capital	160.0		-	-	-	-	160.0
BDMG	2.8	3.1	3.1	3.1	0.8	-	12.9
BNDES	14.3	14.3	8.5	-	-	-	37.1
Debentures	-	93.5	93.5	93.5	93.5	-	374.1
Foreign currency	14.5	14.5	14.8	14.5	-	361.0	419.0
IFC loan	14.5	14.5	14.5	14.5	-	-	58.0
Senior Notes	-	-	-	-	-	361.0	361.0
Total	191.6	125.4	119.6	111.1	94.3	361.0	1,003.0

Financial Indicators	4Q09	3Q09	Chg.%	4Q08	Chg.%
% of Gross Debt Foreign Currency	81.3%	79.9%	+1.4pp	96.6%	-15.3pp
Net Financial Debt (R$ MM)	1,692.2	2,381.7	-28.9%	2,828.3	-40.2%
Net Financial Debt Excl. PDP and Perpetual (R$MM)	1,138.7	1,724.8	-34.0%	1,716.1	-33.6%
Net Commitments [1] (R$MM)	4,190.8	5,028.6	-16.7%	6,113.5	-31.5%
Adjusted Gross Debt[2] (R$MM)	7,688.6	8,051.3	-4.5%	7,935.5	-3.1%
Adjusted Net Financial Debt (R$MM)	6,247.0	7,388.4	-15.4%	7,343.9	-14.9%
Adjusted Gross Debt 2 / EBITDAR*	6.4	6.6	-3.0%	11.6	-44.8%
Adjusted Gross Debt 2 / EBITDAR + Interest	5.6	5.9	-5.1%	10.4	-46.2%
Adjusted Net Financial Debt 3 / EBITDAR*	5.2	6.1	-14.8%	10.8	-51.9%
Adjusted Gross Debt 2 / EBITDAR+ Interest	4.5	5.4	-16.7%	9.7	-53.6%
Adjusted Gross Debt 2 / Adjusted Capitalization (balance)	0.7	0.8	-12.5%	0.9	-22.2%
Adjusted Gross Debt 2 / Adjusted Capitalization (market)	0.6	0.7	-14.3%	0.8	-25.0%
EBITDA / Financial Expenses*	1.9	1.7	11.8%	0.1	nm
Net Financial Commitments */EBITDAR*	3.5	4.1	-14.6%	9.0	-61.1%
Cash / Interest Revenues (UDM)	23.9%	11.1%	+12.8pp	9.2%	+14.7pp

[1] Financial commitments(gross debt + operational leasing contracts, in accordance with note 20 of the financial statements) less cash and cash equivalents and short-term financial investments
[2] Gross debt + LTM operational leasing expenses x 7
[3] Adjusted gross debt less cash and cash equivalents and short-term financial investments
[3] Price of R$ 26.08 per share

Loans (R$MM)	4Q09	3Q09	Chg.%	4Q08	Chg.%
Short Term	591.7	895.8	-33.9%	967.3	-38.8%
Reais	180.5	401.2	-55.0%	68.2	164.5%
Working Capital	160.0	160.0	0.0%	50.0	220.0%
BNDES	14.4	14.4	0.0%	14.0	2.7%
BDMG	2.8	2.8	0.0%	2.6	9.1%
Debentures	-	220.8	nm	-	nm
Interest	3.3	3.3	31.1%	1.7	152.8%
Foreign Currency	411.2	494.6	-16.9%	899.0	-54.3%
PDP Facility	243.4	340.5	-28.5%	697.7	-65.1%
IFC Loans	14.5	11.1	30.6%	19.5	-25.5%
Financial Leasing	136.7	119.4	14.5%	157.9	-13.5%
Interest	16.6	23.7	-29.8%	23.9	-30.4%
Long Term	2,232.1	1,832.3	21.8%	2,038.0	9.5%
Reais	406.8	210.8	93.0%	49.2	726.4%
BNDES	22.7	26.3	-13.6%	36.6	-38.0%
BDMG	10.1	10.8	-6.8%	12.6	-20.1%
Debentures	374.0	173.7	115.3%	-	nm
Foreign Currency	1,825.3	1,621.5	12.6%	1,988.7	-8.2%
IFC Loans	43.5	48.2	-9.6%	77.9	-44.1%
Financial Leasing	1,420.7	1.205.2	17.9%	1,429.2	-0.6%
Senior Notes	361.0	368.1	-1.9%	481.6	-25.0%
Gross Debt Excluding Perpetual Bonds	2,823.8	2,728.1	3.5%	3,005.4	-6.0%
Perpetual Bonds	310.1	316.3	-2.0%	414.5	-25.2%
Gross Debt	3,133.9	3,044.5	2.9%	3,420.0	-8.4%

* Some calculations may not match due to rounding up or down.

Fleet and Fleet Plan

The Company is continuing with its plan to replace its Boeing 737-300 and 767-300 aircraft with 737-800NGs and 737-700NGs for operations on short- and medium-haul routes. These aircraft have lower operating costs, are more fuel-efficient and will reduce the fleet’s average age. The Company leases its entire fleet through a combination of financial and operational leases. At the end of 4Q09, it had a total of 127 aircraft, 94 of which under operational leases and 33 under financing leases. It also has purchase options on 27 aircraft when their leasing contracts terminate.

Operating Fleet	Seats*	4Q09	4Q08	Chg.#	3Q09	Chg.#
B737-300	141	3	13	(11)	5	(2)
B737-700 NG	144	43	38	5	43	-
B737-800 NG	177	18	23	(4)	21	(3)
B737-800 NG SFP	187	44	32	11	40	4
Sub Total*	18,029	108	106	1	109	(1)
Non-Operating Fleet	Seats*	4Q09	4Q08	Chg. #	3Q09	Chg. #
B737-300	141	8	2	7	7	1
B737-700 NG	144	0	0	-	0	-
B737-800 NG	177	5	0	5	2	3
B767-300 ER	218	6	7	(1)	6	-
Sub Total*	3,321	19	9	11	15	4
Total	21,350	127	115	13	124	3

* Total no. of seats in 4Q09. ** one aircraft is subleased for 36 months and the other is flying charter flights between São Paulo and Cancún (Mexico) for a tour operator.

In 4Q09, GOL took delivery of five Boeing 737-800NG SFPs to replace two Boeing 737-300s and four Boeing 737-800 which were retired during the period. The Company closed the quarter with 108 operational aircraft, with an average age of 6.3 years.

Operating Fleet Plan	2010	2011	2012	2013	2014
B737-700 NG	40	40	40	40	40
B737-800 NG*	71	75	79	81	85
Total	111	115	119	121	125

* includes SFP aircrafts (Short Field Performance)

Aircraft Payments Forecast (R$MM) until December of each year	2010	2011	2012	2013	After
Pre Delivery Deposits	159.5	200.2	406.1	429.4	379.4
Aircraft acquisition Commitments*	1,091.6	966.9	417.3	2,273.2	6,241.3
Total	1,251.1	1,167.1	823.4	2,702.6	6,620.7

* List prices

Summary: 2010 Guidance

	Projection
2010 Guidance
	Low	High
Brazilian GDP Growth	5.0%	6.0%
Domestic Demand Growth (% RPKs)	12.5%	18.0%
Supply and Demand Growth in relation to GDP	2.5x	3.0x
Passengers Transported (million)	31.5	36.5
ASKs., System (billion)	45.0	47.2
Fleet (End of the period)	111	111
Yield (R$ cents)	19.50	21.00
RPK, System (billion)	31.5	33.0
Departures (000)	290	300
CASK ex-fuel (R$ cents)	8.9	8.5
Fuel litters consumed (billion)	1.45	1.47
Fuel Price (R$/ liter)	1.70	1.58
Average WTI (US$ / barrel)	82	77
Average Exchange Rate (R$/ US$)	1.85	1.72
Operating Margin (EBIT)	10%	13%

GOL’s complete 4Q09 Earnings Release can be found on our website www.voegol.com.br/ir, in the Investor News – Press Releases section, or by clicking here.
CONTACT

Investor Relations	About GOL Linhas Aéreas Inteligentes S.A.
Leonardo Pereira – CFO and IR Director
Rodrigo Alves – Head of IR	GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers more than 860 daily flights to 50 destinations that connect all the important cities in Brazil and ten major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.
Raquel Kim –Investor Relations
Mario Liao – Investor Relations
Tel.: (11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter: www.twitter.com\GOLinvest

Corporate Communications
Phone: (11) 2128-4413	This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward- looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice
E-mail: comcorp@golnaweb.com.br
Twitter:
wwww.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
M. Smith and N. Dean
Phone: 1 (212) 704-8196 / 704-4484
E-mail: meaghan.smith@edelman.com
or noelle.dean@edelman.com

Balance Sheet (R$`000) IFRS	4Q09	3Q09	4Q08

Assets	8,720,120	7,680,746	7,131,865

Current Assets	2,403,204	1,808,167	1,649,751
Cash and cash equivalents	1,382,408	162,341	169,330
Financial assets	40,44	483,806	245,585
Restricted cash	18,820	16,678	176,697
Trade and other receivables	519,308	553,165	344,927
Inventories of parts and supplies	137,959	195,156	188,164
Recoverable income taxes	86,125	66,420	110,767
Deposits	50,429	181,282	237,914
Prepaid expenses	124,728	95,893	123,801
Other current assets	42,983	53,426	52,386
Non-Current Assets	4,557,498	4,366,872	4,249,729
Property and equipment, net	3,325,713	3,141,799	3,011,105
Intangible Assets	1,231,785	1,225,073	1,210,320
Other Non-Current Assets	1,759,418	1,505,707	1,260,869
Prepaid Expenses	63,573	65,917	58,793
Deposits	805,140	726,200	493,460
Recoverable and deferred income taxes	866,136	687,683	603,071
Restricted cash	7,264	7,112	6,589
Other Non-Current Assets	17,304	18,795	98,956

Liabilities and Shareholders` Equity	8,720,120	7,680,746	7,131,865

Current Liabilities	2,439,258	2,407,915	2,582,579
Short-term borrowings	591,695	895,804	967,452
Accounts payable	362,382	342,845	283,719
Salaries, wages and benefits	233,162	240,607	146,805
Current income taxes payables	57,277	26,191	39,605
Sales tax and landing fees	76,331	69,753	97,210
Advance ticket sales	561,347	538,581	572,573
Provisions	66,259	32,966	165,287
Smiles deferred revenue	92,541	59,285	90,043
Customer Advance	126,059	77,346	-
Paid Dividends	186,416	577	577
Other current liabilities	85,789	123,960	219,308
Non-Current Liabilities	3,670,876	3,485,788	3,477,678
Long-term debt	2,542,167	2,148,654	2,452,437
Smiles deferred revenue	221,414	237,275	262,626
Customer Advance	64,087	64,000	-
Deferred income taxes	562,303	761,839	421,967
Provisions	76,834	75,885	157,310
Tax credit obligations	88,642	48,042	41,055
Other non-current liabilities	115,429	150,093	142,283
Shareholder's Equity	2,609,986	1,787,043	1,071,608
Issued share capital	2,062,272	1,454,149	1,250,618
Capital reserves	60,263	89,556	89,556
Treasury shares	(11,887)	(41,180)	(41,180)
Other reserves	818	(1,005)	(16,373)
Retained earnings (losses)	498,520	285,523	(211,013)

Income Statement (R$ `000) IFRS Unaudited	4Q09	4Q08	Chg.%	3Q09	Chg.%	2009	2008	Chg.%
Net Operating Revenues	1,617,649	1,548,633	4.5%	1,496,657	8.1%	6,025,382	6,406,193	-5.9%
Passenger	1,405,130	1,440,368	-2.4%	1,268,513	10.8%	5,306,530	5,890,104	-9.9%
Cargo and Other	212,519	108,265	96.3%	228,144	-6.8%	718,852	516,089	39.3%
Operating Costs and Expenses	(1,498,484)	(1,494,770)	0.2%	(1,397,570)	7.2%	(5,612,090)	(6,494,841)	-13.6%
Salaries, wages and benefits	(299,788)	(248,885)	20.5%	(278,015)	7.8%	(1,100,953)	(983,783)	11.9%
Aircraft fuel	(451,872)	(484,556)	-6.7%	(485,372)	-6.9%	(1,813,104)	(2,630,834)	-31.1%
Aircraft rent	(144,444)	(209,015)	-30.9%	(152,345)	5.2%	(650,683)	(645,089)	0.9%
Aircraft insurance	(11,811)	(10,776)	9.6%	(13,299)	-11.2%	(56,324)	(42,813)	31.6%
Sales and marketing	(94,079)	(132,266)	-28.9%	(101,824)	-7.6%	(364,551)	(588,735)	-38.1%
Landing fees	(74,613)	(71,863)	3.8%	(77,596)	-3.8%	(312,637)	(338,370)	-7.6%
Aircraft and traffic servicing	(103,322)	(104,461)	-1.1%	(100,669)	2.6%	(381,721)	(422,177)	-9.6%
Maintenance materials and repairs	(148,294)	(155,027)	-4.3%	(69,508)	113.3%	(417,212)	(388,030)	7.5%
Depreciation	(26,446)	(33,633)	-21.4%	(47,245)	-44.0%	(142,853)	(125,127)	14.2%
Others	(143,815)	(44,288)	224.7%	(71,697)	100.6%	(372,052)	(329,883)	12.8%
Operating Result (EBIT)	119,165	53,863	121.2%	99,087	20.3%	413,292	(88,648)	-566.2%
EBIT Margin	7.4%	3.5%	+3.9pp	6.6%	+0.7pp	6.9%	-1.4%	+8.2pp
Other Income (expenses)	(72,718)	(701,784)	-89.6%	58,489	-224.3%	342,844	(1,106,394)	-131.0%
Interest expenses	(74,696)	(90,546)	-17.5%	(75,747)	-1.4%	(288,112)	(269,278)	7.0%
Capitalized Interest	1,662	6,085	-72.7%	2,674	-37.8%	6,860	27,179	-74.8%
Exchange variation gains (losses)	12,733	(501,939)	-102.5%	163,520	-92.2%	710,725	(757,526)	-193.8%
Interest Revenues	3,188	1,609	98.2%	19,996	-84.1%	35,938	50,797	7,1%
Other expenses, net	(15,605)	(116,993)	-86.7%	(51,954)	-70.0%	(122,567)	(157,566)	-10.5%
Income (loss) before income taxes	46,447	(647,921)	-107.2%	157,576	-70.5%	756,136	(1,195,042)	-163.3%
Income taxes (expense) benefit	351,377	106,346	230.0%	(79,691)	-540.9%	134,696	(44,305)	-404.0%
Net Income (loss)	397,824	(541,575)	-173.5%	77,885	410.8%	890,832	(1,239,347)	-171.9%
Net Margin	24.6%	-35.0%	+59.6pp	5.2%	+19.4pp	14.8%	-19.3%	+34.1pp
EBITDA	145,611	87,496	66.4%	146,332	-0.5%	556,145	36,479	1,424.6%
EBITDA Margin	9.0%	5.6%	+3.4pp	9.8%	-0.8pp	9.2%	0.6%	+8.7pp
EBITDAR	290,055	296,511	-2.2%	298,677	-2.9%	1,206,828	681,568	77.1%
EBITDAR Margin	17.9%	19.1%	-1.2pp	20.0%	-2.0pp	20.0%	10.6%	+9.4pp

Cash Flow (R$'000) IFRS	2009	2008
Cash flows from operating activities
Net Income (loss)	890,832	(1,239,347)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	142,853	125,127
Allowance for doubtful accounts	7,701	8,329
Litigation	-1,983	-43,354
Onerous contracts	2,08	8,25
Provision of obsolescence	4,327	-7,739
Deferred income taxes	-135,305	-13,033
Share-based payments	4,54	5,362
Net foreign exchange fluctuations and interests	-417,536	742,636
Loss in fair value of derivative financial instruments	98,583	-9,417
Return of aircraft	-82,823	-29,211
Smiles deferred revenues	-38,714	-28,297
Other non-monetary items	-8,832	-
Changes in operating assets and liabilities:
Insurance provision	-16,272	10,272
Trade and other receivables	-182,082	549,805
Changes in inventories	45,878	17,151
Deposits	-124,196	-104,178
Prepaid expenses	-5,712	-1,829
Other assets	47,771	-7,412
Accounts payable	78,663	-42,645
Advance ticket sales	-11,226	99,713
Advances from customers	190,146	-
Salaries, wages and benefits	86,357	-16,632
Sales tax and landing fees	-20,879	12,891
Tax obligations	65,868	28,93
Other liabilities	-46,749	143,666
Cash provided by operating activities	573,288	209,038
Interest paid	-115,422	-
Income tax paid	-609	-57,338
Net cash provided by (used in) operating activities	457,258	151,7

Cash flows from investing activities
Short term investments	205,14	574,758
Investments in restricted cash, net	-37,812	-177,245
Payment for property, plant and equipment	-130,475	-346,035
Payment for intangible assets	-31,431	-10,828
Net cash provided by investing activities	5,422	40,65

Cash flows from financing activities
Net proceeds from / repayment of debt	-42,416	-328,366
Interest paid	-	-205,497
Acquisition of treasury shares	-	-41,18
Dividends paid	-	-36,258
Capital increase	811,654	-
Net cash provided by (used in) financing activities	769,238	-611,301

Effects of exchange rate changes on the balance of cash held in foreign currencies	-18,841	14,89

Net increase (decrease) in cash and cash equivalents	1,213,078	-403,791

Cash and cash equivalents at the beginning of the year	169,33	573,121
Cash and cash equivalents at the end of the year	1,382,408	169,33

Glossary of Industry Terms

Aircraft Leasing: an agreement through which a company (the lessor), acquires a good chosen by its client (the lessee) for subsequent rental to the latter for a determined period Aircraft utilization: represents the average number of block hours operated per day per aircraft for the total aircraft fleet. Available seat kilometers (ASK): represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Average stage length: represents the average number of kilometers flown per flight.

Block hours: refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate Breakeven load factor: the passenger load factor that will result in passenger revenues being equal to operating expenses.

Charter: a flight operated by an airline outside its normal or regular operations.

EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of the business.

Lessor: the party renting a property or other asset to another party, the lessee.

Load factor: represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK) Long-haul: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

Operating cost per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers. Operating cost per available seat kilometer ex-fuel (CASK ex-fuel): represents operating cost divided by available seat kilometers excluding fuel expenses.

Operating revenue per available seat kilometer (RASK): represents operating revenues divided by available seat kilometers.

Passenger revenue per available seat kilometer (RASK PAX): represents revenue per passenger divided by available seat kilometers.

PDP Facility (pre-delivery payment facility): credit for the prepayment of aircraft acquisitions.

Revenue passengers: refers to the total number of passengers on board who have paid more than 25% of the full flight fare.

Revenue passenger kilometers (RPK): the sum performance the products of the number of paying passengers on a given flight and the length of the flight.

Sale-leaseback: a financial transaction whereby one sells a resource and then rents it back for a long term, enabling one to make use of the resource without owning it.

Slot: the right of an aircraft to take off or land at a given airport for a determined period of time.

Sub-lease: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

Wet-lease: a leasing agreement whereby an airline (lessor) provides an aircraft, maintenance, insurance (ACMI) and a complete crew to another airline (lessor), which pays in accordance with the number of hours flown.

WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

Yield per passenger kilometer: the average amount one passenger pays to fly one kilometer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.